**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>February 1, 2006 to February 28, 2006</u>

Commission File Number of issuing entity: <u>333-126732-28</u>

**RALI Series 2006-QA2 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-126732

**Residential Accredit Loans, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Corporation**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437 | 55437 |
|---|---|
| (Address of principal executive offices of issuing entity) | (Zip Code) |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QA2, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u> X </u>      No <u>  </u>

# PART I – DISTRIBUTION INFORMATION

## ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described herein and in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2006-QA2 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated February 24, 2006, and related Prospectus dated January 24, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QA2 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.  The following classes of Certificates were offered under the Prospectus:  Class I-A-1, Class I-A-2, Class I-A-IO, Class II-A-1, Class II-A-2, Class II-A-IO, Class III-A-1, Class III-A-2, Class III-A-IO, Class R-I, Class R-II, Class R-III, Class M-1, Class  M-2 and Class M-3.

# PART II – OTHER INFORMATION

## ITEM 2 – Legal Proceedings

MortgageIT, Inc. ("MortgageIT"), the originator and seller of approximately 41.4% (by principal balance as of the cut-off date) of the mortgage loans included in the trust, has provided to the Issuing Entity the following disclosure for inclusion in this Report:

"On February 16, 2006, EMC Mortgage Corp. ("EMC") filed suit against MortgageIT in the 95th Judicial District Court of Dallas County, Texas.  This suit alleges, among other things, that MortgageIT is obligated to repurchase from EMC approximately $70.5 million in sub-prime mortgage loans sold to EMC pursuant to a Mortgage Loan Purchase and Interim Servicing Agreement dated January 1, 2003, as amended, due to alleged breaches of representations and warranties as well as alleged early payment default repurchase obligations with respect to such loans.  MortgageIT is in the process of evaluating the claims and potential counterclaims, and intends to vigorously defend the suit.  At this stage of the proceedings, it is not possible to predict the outcome of this litigation."

## ITEM 3 – Sales of Securities and Use of Proceeds.

On the closing date of the issuance of the Certificates, the Class B Certificates were sold to a limited number of qualified institutional buyers, institutional accredited investors or non-United States persons in transactions exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Regulation D, Regulation S or Rule 144A under the Act.

## ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

## ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

      (a)     Documents filed as part of this report.

Exhibit 99.1    March 2006 Monthly Statement to Certificateholders

      (b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Series Supplement, dated as of February 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of February 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and U.S. Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of February 27, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.3    Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QA2 Trust, and Wachovia Bank, National Association(incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.4     Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QA2 Trust, and Wachovia Bank, National Association(incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 99.1     March 2006 Monthly Statement to Certificateholders

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April 3, 2006


RALI Series 2006-QA2 Trust
(Issuing entity)

By:  Residential Funding Corporation, as Master Servicer


By: s/s/ Barbara Wendt
    Name:  Barbara Wendt
    Title:  Managing Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS